Exhibit 99.3

Wearable Devices Announces First Half 2024 Financial Results

Company announces revenue growth from commercial sales of its Mudra Band for Apple Watch and B2B collaborations

Yokne’am Illit, Israel, September 23, 2024 -- Wearable Devices Ltd.  (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced its financial results for the six months ended June 30, 2024.

First Half 2024 Financial Results and Recent Company Highlights:

●	Recognized initial revenue from the sale of business-to-consumer (B2C) focused Mudra Band for Apple Watch and business-to-business (B2B) collaborations, totaling $394 thousand.

Mudra Band:

●

Enhanced product proposition for flagship product: We have introduced two major new features for our Mudra Band: touchless gesture control for Apple Watch, allowing users to manage tasks hands-free, and integration with ChatGPT, enabling users to interact with AI directly via predefined gestures and voice commands on their Apple Watch. These innovations enhance convenience, accessibility, and AI-powered functionality for on-the-go multitasking.

●

Announced new innovative and disruptive product- the Mudra Link: Currently receiving preorders for Mudra Link, the first AI neural interface wristband for Android and beyond, providing advanced neural input technology for Android users. Official launch expected in the first quarter of 2025.

●

Expanded market potential with range of new supported devices: Now supports the Apple Vision Pro, in addition to other Apple devices including Mac, iPad, Apple TV and iPhone, allowing Apple users to extend their gesture control experience.

Global B2B collaborations:

●	Signed an agreement with Qualcomm Technologies (“Qualcomm”) to collaborate in elevating extended reality (“XR”) experiences with Mudra neural technology and successfully completed the first phase of integration of Mudra technology with Qualcomm’s Snapdragon Spaces XR developer platform.

●	Fortune 500 consumer electronics corporation has purchased a special license for a state-of-the-art Mudra Development Kit (“MDK”) to evaluate certain deep-level capabilities of the MDK for developing next-generation user interfaces.

●	Announced successful demonstrations of the Mudra technology on Lenovo’s ThinkReality XR headset, at the Augmented World Expo (AWE) 2024.

●	Signed reseller agreement to enhance licensing program presence in South Korea and China.

●	Strengthened presence in the defense sector and delivered custom touchless technology to global defense company as part of an ongoing collaboration

In the first half of 2024, Wearable Devices continued recognizing revenue from the sale of Mudra Band for Apple Watch, the Company’s flagship B2C product, which began shipping towards the end of 2023. Revenues for the six months ended June 30, 2024 were $394 thousand, increasing from approximately $12 thousand compared to the six months ended June 30, 2023. Net loss increased to $4.2 million, or $(0.21) per basic and diluted share, in the six months ended June 30, 2024, compared to net loss of $3.9 million, or $(0.26) per basic and diluted share, for the six months ended June 30, 2023, primarily related to an increase in the Company’s operating expenses associated with its continued efforts to scale its business activity.

Asher Dahan, Chairman of the Board and Chief Executive Officer of Wearable Devices, commented, “In the first half of 2024, we increased the delivery of our flagship B2C product, the Mudra Band for Apple Watch. After an extended preorder period during which the Mudra Band generated strong customer interest, we began shipping the product towards the end of 2023 and are pleased to have reached this important milestone.

Subsequent to the close of the first half of 2024, we announced the launch of our new Mudra Link wristband, bringing our state-of-the-art neural input Mudra technology to a broader range of operating system platforms, including iOS, Android, Windows, and macOS. This has been a major initiative for our business, and the logical next step in our growth trajectory. With preorders now open and an official launch planned for the first half of 2025, we expect the Mudra Link to significantly expand our addressable market as we tap into the large and expanding population of Android, Windows, and macOS users.

We continue to invest in our business, as reflected in the modest increases in research and development, sales and marketing, and general and administrative expenses in the period. We’re still in the early stages of growth in the broader wearables industry, and Wearable Devices is well positioned to be a leader in the space given our patented AI-based neural input interface technology.”

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices Is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbols “WLDS” and “WLDSW”, respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our growth trajectory; the launch of the Mudra Link and its benefits and advantages, including significant potential increase in the Company’s total available market; future investment in our business; and our position as a leader in the space of wearable devices. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023, filed on March 15, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3,103	810
Short-term bank deposits	57	4,045
Account receivable	47	-
Governmental grant receivable	7	108
Other receivables and prepaid expenses	306	757
Inventories	1,218	1,032

TOTAL CURRENT ASSETS	4,738	6,752

NON-CURRENT ASSETS:

Long-term bank deposits	-	54
Right-of-use assets	458	592
Property and equipment, net	176	194

TOTAL NON-CURRENT ASSETS	634	840

TOTAL ASSETS	5,372	7,592

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payables	175	410
Advance payments	101	312
Accrued payroll and other employment related accruals	641	579
Convertible promissory note	1,934	-
Accrued expenses	386	190
Lease liabilities	296	297
TOTAL CURRENT LIABILITIES	3,533	1,788
Lease liabilities	144	278
TOTAL LIABILITIES	3,677	2,066

SHAREHOLDERS’ EQUITY
Ordinary shares, NIS 0.01 par value:
Authorized 50,000,000 as of June 30, 2024 and December 31, 2023; issued and outstanding 20,887,428 shares as of June 30, 2024 and 20,387,428 shares as of December 31, 2023	58	57
Additional paid-in capital	27,070	26,692
Accumulated losses	(25,433)	(21,223)

TOTAL SHAREHOLDERS’ EQUITY	1,695	5,526

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,372	7,592

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,	Six months ended June 30,
	2024	2023
	U.S. dollars in thousands (except per share amounts)

Revenues	394	12
Expenses:
Cost of revenues	(315)	(3)
Research and development, net	(1,616)	(1,560)
Sales and marketing expenses	(1,083)	(1,050)
General and administrative expenses	(1,601)	(1,453)
OPERATING LOSS	(4,221)	(4,054)
FINANCING INCOME, NET	11	158

NET LOSS AND TOTAL COMPREHENSIVE LOSS	(4,210)	(3,896)

Net loss per ordinary share, basic and diluted	(0.21)	(0.26)

Weighted average number of ordinary shares outstanding basic and diluted	20,392,984	15,254,457

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(4,210)	(3,896)

Adjustments required to reconcile net loss to net cash used in operating activities

Depreciation	54	23
Accrued interest on deposits	39	*(19)
Interest expenses on convertible promissory note	14	-
Share based compensation expenses	112	109
Unrealized gain from foreign currency derivative activities	61	-

Changes in operating assets and liabilities items:
Increase in inventory	(186)	(6)
Increase in accounts receivables	(47)	-
Decrease (increase) in governmental grants receivables	101	(29)
Decrease (increase) in other receivables and prepaid expenses	380	(95)
(Decrease) increase in advance payments	(211)	20
Decrease in deferred revenues	-	(12)
Decrease in accounts payable	(236)	(44)
Increase in accrued payroll and other employment related accruals	62	163
Increase in accrued expenses	206	48
Net cash used in operating activities	(3,861)	(3,738)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(36)	(93)
Proceeds (investments) associated with deposits, net	4,003	*(2,036)
Net cash (used in) provided by investing activities	3,967	(2,129)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible promissory note	1,920	-
Proceeds from issuance of ordinary shares as a result of exercise of warrants	-	1,448
Proceeds from issuance of ordinary shares associated with the SEPA	267
Net cash provided by financing activities	2,187	1,448

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,293	(4,419)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	810	10,373
CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,103	5,954

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest received from deposits	110	159
Right-of-use asset recognized against lease liability	-	446

*	Reclassified